186

AB 3/4/03

03011986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2003 153

SEC FILE NUMBER
8- 52711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sonic Technologies, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

67 Wall Street, 21st floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Orantes (212) 905-7600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum + Kliegman, LLP
(Name – *if individual, state last, first, middle name*)

655 Third Ave., 16th floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Orantes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sonic Technologies, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial + Operations Principal

Title

Notary Public

DONATO FORNABAIO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01FO6037165
QUALIFIED IN RICHMOND COUNTY
COMMISSION EXPIRES FEB. 14, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SONIC TECHNOLOGIES, LLC

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Member of
Sonic Technologies, LLC

We have audited the accompanying statement of financial condition of Sonic Technologies, LLC (the "Company") as of December 31, 2002 and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sonic Technologies, LLC as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

New York, New York
February 10, 2003

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001
Woodbury New York Greenwich Grand Cayman
www.mkllp.com

SONIC TECHNOLOGIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash and cash equivalents	$ 446,746	
Due from clearing broker	413,185	
Accounts receivable	398,678	
Deposits with clearing broker	235,272	
Other current assets	9,010	
TOTAL ASSETS		$ 1,502,891

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$ 427,473	
Due to related party	429,000	
Deposits payable	51,500	
Other current liabilities	16,617	
TOTAL LIABILITIES		$ 924,590
MEMBER'S EQUITY		578,301
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 1,502,891

The accompanying notes are an integral part of these financial statements.

SONIC TECHNOLOGIES, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2002

REVENUES		
Commissions	6,425,686	
Licensing and service bureau revenues	1,645,174	
Trading profits	1,406,318	
Interest income	63,775	
TOTAL REVENUES		$ 9,540,953
EXPENSES		
Electronic communication network expenses	2,027,193	
Clearance/ticket charges	1,724,080	
Management fee	5,210,000	
Data lines	494,713	
Professional fees	20,100	
Registration fees	11,860	
Miscellaneous trade expenses	281,086	
Commissions	260,811	
TOTAL EXPENSES		10,029,843
LOSS BEFORE INCOME TAXES		(488,890)
INCOME TAXES		13,882
LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE		(502,772)
Cumulative effect of change in accounting principle, net of taxes of $1,690		(40,560)
NET LOSS		$ (543,332)

The accompanying notes are an integral part of these financial statements.

SONIC TECHNOLOGIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2002

MEMBER'S EQUITY - Beginning	$	996,633
Capital contributions		125,000
Net loss		(543,332)
MEMBER'S EQUITY - Ending	$	578,301

The accompanying notes are an integral part of these financial statements.

SONIC TECHNOLOGIES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$ (543,332)
Adjustments to reconcile net loss to net cash used in operating activities:		
Write down of goodwill	42,250	
Changes in operating assets and liabilities:		
Due from clearing broker	212,232	
Accounts receivable	(306,477)	
Deposits with clearing broker	34,811	
Marketable securities	244,600	
Prepaid expenses and other current assets	9,174	
Accounts payable and accrued expenses	(144,962)	
Deposits payable	51,500	
Other liabilities	16,617	
Due to parent	389,000	
TOTAL ADJUSTMENTS		548,745
NET CASH USED BY OPERATING ACTIVITIES		5,413
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		125,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		125,000
NET INCREASE IN CASH		130,413
CASH AND CASH EQUIVALENTS – Beginning		316,333
CASH AND CASH EQUIVALENTS – Ending		$ 446,746

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Summary of Significant Accounting Principles

Nature of Business

Sonic Technologies, LLC (the "Company"), a Delaware Limited Liability Company, ("LLC"), is a registered broker-dealer under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is wholly owned by Sonic Trading Management, LLC (the "Parent"). The Company was formed in 1999 and commenced operations in November of 2000. In March 2000, the Company completed an asset purchase agreement with Genesis Advisors, Inc., a Pennsylvania corporation and registered with the NASD as a broker-dealer. In connection with this agreement the company acquired the right to continue the business of the registered broker-dealer, Genesis Advisors, Inc.

The Company has engaged a clearing broker, on a fully disclosed basis, to perform all trade, settlement and related activities under a clearing agreement. The Company pays the broker for clearing services in accordance with the terms as specified in the clearing agreement.

Income Taxes

The Company is a Delaware LLC and files consolidated Federal, State and local tax returns with its parent. The members of an LLC are taxed on their proportionate share of the Company's Federal and State taxable income. Accordingly, no provision or liability for Federal or State income taxes has been included in the financial statements. The tax provisions within these statements represents the Company's share of the New York City Unincorporated Business Tax and a New York State filing fee. The New York City Unincorporated Business Tax is calculated as if the companies filed on a separate return basis.

Revenue Recognition

Transactions in securities, listed options and related commissions revenue and expense are recorded on a trade date basis.

The Company is also in the business of licensing trading software. Licensing fees earned are based upon share volume as stated pursuant to the terms of each licensing agreement and are recorded on a trade date basis.

Marketable Securities

Trading securities are recorded at fair value with unrealized gains and losses included in income. The fair value of substantially all securities is determined by quoted market prices.

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 1 - Summary of Significant Accounting Principles, continued

Concentrations of Risk
The Company has cash balances in banks in excess of the maximum amount insured by the FDIC as of December 31, 2002.

Fair Value of Financial Instruments
The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate the fair values because of the short maturity of the instruments.

NOTE 2 - Related Party Transactions

The Company has a license and expense agreement with the Parent. The agreement provides that the Company will pay the Parent a monthly management fee equal to the greater of $400,000 per month or 20% of the monthly gross revenue of the Company. In the event that support services incurred by the Parent exceeds the monthly management fee, the Company agrees to pay the overage upon receipt of an invoice from the Parent. The Parent licenses software to the Company and provides support, staffing, other management services and office facilities.

NOTE 3 - Cumulative Effect of a Change in Accounting Principle

At December 31, 2002 the Company completed its transitional initial impairment testing of goodwill in accordance with SFAS 142. As the carrying value of goodwill was determined to exceed the fair value, the Company recorded an impairment charge of 40,560, net of taxes of $1,690, as a cumulative effect of a change in accounting principle in accordance with this new pronouncement and reduced goodwill to zero.

NOTE 4 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company's net capital amounted to $466,696, which was $366,696 in excess of its required net capital of $100,000, and the Company's net capital ratio was 1.98 to 1.

NOTE 5 - Concentrations of Credit Risk

The Company is engaged in various trading and settlement and related activities under a clearing agreement with a broker. In the event the broker does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the broker and third parties with which the broker conducts business. It is the Company's policy to review, as necessary, the credit standing of the broker.

NOTE 6 - Off-Balance Sheet Risks

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of Due from clearing broker. As indicated in Note 1, the Company engages a clearing broker, on a fully disclosed basis, to perform all trade, settlement and related activities under a clearing agreement. The Company is therefore dependent on the clearing broker in order to conduct its day-to-day operations.

SONIC TECHNOLOGIES LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2002

NET CAPITAL	
Total member's equity	$ 578,301
DEDUCTIONS AND CHARGES	
Accounts receivable	103,195
Other current assets	5,992
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	469,114
HAIRCUTS ON SECURITIES	
Marketable securities	2,418
NET CAPITAL	$ 466,696
AGGREGATED INDEBTEDNESS (A.I.)	
Total liabilities	$ 924,590
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
(a) Minimum net capital required (6 2/3% of total A.I.)	$ 61,640
(b) Minimum net capital required of broker/dealer	$ 100,000
Net capital requirement (Greater of (a) or (b))	$ 100,000
Excess net capital	$ 366,696
Excess net capital at 1,000% (Net capital - 10% of A.I.)	$ 374,237
Ratio of A.I. to net capital	1.98 to 1

See independent auditors' report.

SONIC TECHNOLOGIES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION -Continued

For the Year Ended December 31, 2002

RECONCILIATION WITH COMPANY'S COMPUTATION
(include in Part II of Form X-17A-5 as of December 31, 2002)

NET CAPITAL – as reported in the Company's Part II of the FOCUS Report (Unaudited)	$ 496,597
AUDIT ADJUSTMENTS RELATING TO:	
Accounts payable and accrued expenses	(81,573)
Other assets	51,672
TOTAL ADJUSTMENTS	(29,901)
NET CAPITAL -- per this report	$ 466,696

See independent auditors' report.

SONIC TECHNOLOGIES, LLC

SCHEDULE II - EXEMPTIVE PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2002

The Company claims exemption from the requirements of the Securities and Exchange Commission rule 15c3-3 under Section (k)(2)(ii) of the rule.

See independent auditors' report.

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Sonic Technologies, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Sonic Technologies, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001
Woodbury New York Greenwich Grand Cayman
www.mkllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member and management of the Company, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Marcum & Kliegman LLP

New York, New York
February 10, 2003